Exhibit 99.3

CONSENT OF QUALIFIED PERSON

November 19, 2014

BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Silver Standard Resources Inc. (“Silver Standard”) – Technical Report

I, Karthik Rathnam, am responsible for preparing or supervising the preparation of a portion of the technical report entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” with an effective date of November 19, 2014 (the “Technical Report”), and do hereby consent to the filing by Silver Standard of the Technical Report with the securities regulatory authorities named above and publicly with the System for Electronic Document Analysis and Retrieval, and to being named in, and to the use of the Technical Report or any extracts from or a summary of the Technical Report, in the news release of Silver Standard dated October 6, 2014 (the “News Release”).

I also certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Yours sincerely,

/s/ Karthik Rathnam
Karthik Rathnam, MAusIMM (CP)